
11008048


SEC MAIL
RECEIVED
PROCESSING
JUN 29 2011
WASH. D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS


SEC MAIL
RECEIVED
PROCESSING
211
SECTION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Omnicom Group Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of 1) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and 2) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions as of and for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

Harrison, New York
June 28, 2011

500 Mamaroneck Avenue, Harrison, NY 10528 Tel: 914-381-8900 Fax: 914-381-8910
www.ODMD.com

OMNICOM GROUP RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2010	2009
ASSETS:		
Investments, at fair value	$ 1,648,391,310	$ 1,460,494,902
Contributions receivable:		
Employer	36,002,750	31,245,805
Employee	52,224	600,534
Notes receivable from participants	22,255,931	20,852,425
Receivable from merged plan	11,220	-
Accrued interest and dividends	527,570	419,336
Due from broker for investments sold	191,614	36,409
Total receivables	59,041,309	53,154,509
	1,707,432,619	1,513,649,411
LIABILITIES:		
Accrued expenses	151,189	177,382
Due to broker for investments purchased	61,935	270,426
	213,124	447,808
Net assets reflecting investments at fair value	1,707,219,495	1,513,201,603
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(2,521,386)	4,407,834
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,704,698,109	$ 1,517,609,437

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2010	**2009**
ADDITIONS:		
Interest and dividend income	$ 33,162,140	$ 29,708,222
Contributions:		
Employer	35,697,844	31,155,398
Employee	100,373,471	100,396,066
Rollovers	8,701,820	5,401,150
	144,773,135	136,952,614
Total Additions	177,935,275	166,660,836
DEDUCTIONS:		
Benefit payments	153,869,838	136,151,339
Administrative expenses	345,594	431,692
Total Deductions	154,215,432	136,583,031
Net appreciation in fair value of investments	150,963,054	239,338,277
Increase in net assets available for benefits	174,682,897	269,416,082
Assets transferred into Plan	12,405,775	6,379,116
Net assets available for benefits, beginning of year	1,517,609,437	1,241,814,239
Net assets available for benefits, end of year	$ 1,704,698,109	$ 1,517,609,437

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description (the "SPD") or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

General

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies (the "Employer") of Omnicom Group Inc. (the "Company"). The Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors, or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee"). An affiliate of the Trustee performs the recordkeeping services for the Plan.

Assets Transferred into the Plan

In 2010, seven separate retirement plans sponsored by subsidiaries of the Company were merged into the Plan and assets of $12,405,775 were transferred into the Plan. In 2009, seven separate retirement plans sponsored by subsidiaries of the Company were merged into the Plan and assets of $6,379,116 were transferred into the Plan.

Additional subsidiaries may merge their plan assets into the Plan in the future.

Eligibility and Plan Entry Dates

For the profit sharing feature of the Plan, employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies are qualified to enroll in the Plan as soon as administratively practicable following employment.

Participating companies have the option to adopt any or all of the profit sharing, 401(k), or matching contribution features of the Plan. Certain participating companies have adopted the Plan for salaried employees only.

1. Description of Plan *(continued)*

Contributions

Profit sharing contributions and matching contributions ("Employer Contributions") to the Plan by the participating companies are discretionary and are authorized for each Plan year by the participating companies for the benefit of eligible employees in the respective companies.

Matching contribution formulas for employees enrolled in the 401(k) feature are determined by the participating companies from the options available under the Plan.

Participants are generally eligible to receive Employer Contributions, if any, if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

The Plan allows employees of participating companies that have adopted the Plan's 401(k) feature to elect to contribute from 1% to 70% of their eligible compensation as pre-tax contributions to the Plan, up to the annual dollar limit under the Code.

Participant Accounts

Each participant's account is credited with the pre-tax contributions made by the participant and with employer discretionary matching contributions, if any, allocated to the participant. Participants' accounts are also credited with discretionary profit sharing contributions as authorized each year by the respective participating companies for their employees. In addition, the Plan accepts rollover contributions from other employers' qualified plans or from eligible Individual Retirement Accounts.

Participants direct the investment of their account balances into one or more of the investment funds that are available through the Plan. Each participant's account is credited with its share of investment income, which is interest, dividends, and appreciation or depreciation in the fair value of the underlying assets, net of administrative expenses, for the funds in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

The portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

1. Description of Plan *(continued)*

Forfeitures

Forfeitures of terminated participants' non-vested account balances may be used to reduce Employer Contributions and also may be used to pay Plan expenses. At December 31, 2010 and 2009, unallocated forfeitures totaled $2,569,053 and $4,735,483, respectively. For the year ended December 31, 2010, forfeitures of $3,277,715 were used to reduce the 2009 Employer Contributions, which were paid in 2010. The Company estimates that forfeitures of approximately 1,699,325 will be used to reduce the 2010 Employer Contributions, which will be paid in 2011.

Vesting

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

Participants vest in any employer matching contributions according to one of the following vesting schedules, as adopted by each participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more,

or

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when the retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.

1. Description of Plan *(continued)*

Payment of Benefits

Upon termination of employment, retirement, disability or death, participants (or their beneficiaries) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum distribution, partial lump-sum distributions, or annual installment payments for up to 20 years. Also, payment of the account to a terminated participant may be deferred until age 70½ in accordance with Internal Revenue Service guidelines.

The Plan provides that accounts of terminated participants are distributed if their vested balance is $1,000 or less.

Notes Receivable from Participants

In general, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the vested balance in the participant's account and bear interest at 1% above the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans at December 31, 2010 range from 3.25% to 10.5%. Principal and interest are generally repaid through payroll deductions. General-purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. Loans granted for principal residences that were transferred from merged plans may have longer maturity dates.

Administrative Expenses

The Plan pays certain administrative expenses associated with professional services provided to the Plan. Loan set-up fees, short-term trading fees, overnight mailing fees, and certain other miscellaneous fees are deducted from the participants' accounts. Other expenses are paid by the Company.

2. Summary of Significant Accounting Policies

Presentation of Financial Statements

The Plan's financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

2. Summary of Significant Accounting Policies *(continued)*

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. However, for fully benefit-responsive investment contracts, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the Plan's investments as well as an adjustment from fair value to contract value for the Plan's fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan's investment in the Fidelity Managed Income Portfolio II ("MIP II") is a fully benefit-responsive investment contract (see Note 3).

Shares of registered investment companies (mutual funds) are valued at quoted market prices. Company Stock is valued at the closing price on The New York Stock Exchange.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants

Participant loans are measured at the unpaid principal balance plus unpaid accrued interest.

Payment of Benefits

Benefit payments are recorded when paid.

Risk and Uncertainties

The Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and participant account balances.

2. Summary of Significant Accounting Policies *(continued)*

Fair Value Measurement

The Plan applies the fair value measurement guidance included in FASB Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures* for its financial assets and liabilities that are required to be measured at fair value. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The inputs establish the following fair value hierarchy:

Level 1 – Quoted prices in active markets for identical instruments

Level 2 – Significant other observable inputs

Level 3 – Significant unobservable inputs

New Accounting Pronouncements

Effective January 1, 2010, the Plan adopted Accounting Standards Update No. 2010-25, Plan Accounting – Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans ("ASU 2010-25"). ASU 2010-25 provides that participant loans are measured at their unpaid principal balance plus unpaid accrued interest and that the loans are classified as notes receivable from participants. Previously, these loans were classified as investments and valued at amortized cost. On adoption, the Plan reclassified the 2009 Statement of Net Assets Available for Benefits to conform to ASU 2010-25.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures ("ASU 2010-06"), which required new disclosure and clarified existing disclosure required under current fair value guidance. Under the new guidance, the Plan must disclose separately gross transfers in and gross transfers out of Levels 1, 2, and 3 and describe the reasons for the transfers. The Plan must also disclose and consistently follow its policy for determining when transfers between levels are recognized. The new guidance also requires separate presentation of purchases, sales, issuances, and settlements rather than net presentation in the Level 3 reconciliation. ASU 2010-06 also makes clear the appropriate level of disaggregation for fair value disclosures, which is generally by class of assets and liabilities, as well as clarifies the requirement to provide disclosures about valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall under Level 2 or Level 3. The new disclosure requirements are effective for the Plan reporting period ending December 31, 2010 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements which will be effective for the Plan reporting period ending December 31, 2011. The adoption of ASU 2010-06 did not have a significant effect on the fair value disclosures.

2. Summary of Significant Accounting Policies *(continued)*

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Investment in MIP II

MIP II is a common/collective trust. The underlying assets of MIP II are a pool of fixed income securities that includes U.S. Government and government agency obligations, publicly traded investment grade corporate debt, U.S. Government agency mortgage securities, asset-backed securities and other debt and fixed income securities. The securities are “wrapped” by synthetic investment contracts that provide liquidity for participant withdrawals. The issuers of the wrap contracts guarantee a minimum rate of return and provide full benefit responsiveness. Wrap contracts are purchased from issuers rated in the top three long-term rating categories (A- or above). At December 31, 2010 and 2009, there were no reserves against the wrap contracts carrying value due to the credit risk of the issuers.

The fair value of MIP II is determined by the Trustee based on the market value of the underlying securities. The contract value of MIP II is determined by the Trustee. Contract value is equal to the sum of all of the benefits owed to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in MIP II at contract value.

The interest crediting rates at December 31, 2010 and 2009 were 1.97% and 1.53%, respectively. For the years ended December 31, 2010 and 2009, the average market yield of MIP II was 1.83% and 2.03%, respectively. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net Assets Available for Benefits.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4. Investments

At December 31, 2010 and 2009, the Plan assets were invested as follows:

	Fair Value	
	2010	**2009**
Omnicom Group Inc. Common Stock	$119,965,269*	$106,635,788*
Fidelity Managed Income Portfolio II ("MIP II")	313,803,650*	322,098,390*
Fidelity Contrafund	179,797,390*	155,058,186*
PIMCO Total Return Fund - Institutional Class	154,039,867*	142,491,074*
Spartan 500 Index - Advantage Class	152,736,917*	138,219,604*
Fidelity Diversified International Fund	145,321,733*	135,913,683*
Dreyfus Midcap Value Fund A	107,346,022*	82,924,371*
Eaton Vance Large-Cap Value Fund Class 1	98,737,090*	90,875,918*
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	88,235,447*	70,777,986
T. Rowe Price Institutional Large-Cap Core Growth Fund	55,158,107	50,061,202
Fidelity Low-Priced Stock Fund	31,706,782	22,969,121
RS Partners Fund Y	16,059,813	9,952,053
Neuberger Berman Socially Responsive Fund - Investor Class	5,800,672	2,520,137
Fidelity Freedom Income Fund	4,609,960	3,469,150
Fidelity Freedom 2000 Fund	3,157,990	3,076,487
Fidelity Freedom 2005 Fund	1,735,528	1,528,826
Fidelity Freedom 2010 Fund	7,455,233	7,179,530
Fidelity Freedom 2015 Fund	11,869,355	11,889,199
Fidelity Freedom 2020 Fund	20,117,527	14,821,068
Fidelity Freedom 2025 Fund	23,225,543	16,367,605
Fidelity Freedom 2030 Fund	28,803,610	20,071,153
Fidelity Freedom 2035 Fund	27,145,013	18,941,020
Fidelity Freedom 2040 Fund	32,586,848	23,007,511
Fidelity Freedom 2045 Fund	11,958,010	5,783,958
Fidelity Freedom 2050 Fund	7,016,532	3,857,264
Cash equivalents	1,402	4,618
	$1,648,391,310	$1,460,494,902

* Represents 5% or more of the Plan's net assets available for benefits.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4. Investments *(continued)*

For the years ended December 31, 2010 and 2009, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

	2010	2009
Omnicom Group Inc. Common Stock	$ 17,811,028	$ 33,716,082
Fidelity Contrafund	24,877,895	33,759,434
PIMCO Total Return Fund - Institutional Class	483,609	7,852,321
Spartan 500 Index - Advantage Class	17,382,444	25,881,406
Fidelity Diversified International Fund	10,156,098	29,598,071
Dreyfus Midcap Value Fund A	21,070,088	29,703,277
Eaton Vance Large-Cap Value Fund Class 1	8,051,334	11,643,059
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	18,718,784	21,447,396
T. Rowe Price Institutional Large-Cap Core Growth Fund	7,734,102	14,646,832
Fidelity Low-Priced Stock Fund	4,894,240	5,801,227
RS Partners Fund Y	3,174,551	2,866,770
Neuberger Berman Socially Responsive Fund – Investor Class	868,062	523,939
Fidelity Freedom Income Fund	191,228	336,724
Fidelity Freedom 2000 Fund	149,070	284,165
Fidelity Freedom 2005 Fund	120,728	208,054
Fidelity Freedom 2010 Fund	538,061	1,190,539
Fidelity Freedom 2015 Fund	927,495	1,670,291
Fidelity Freedom 2020 Fund	1,577,038	2,335,901
Fidelity Freedom 2025 Fund	1,985,744	2,988,741
Fidelity Freedom 2030 Fund	2,535,635	3,600,370
Fidelity Freedom 2035 Fund	2,657,589	3,425,510
Fidelity Freedom 2040 Fund	3,234,003	4,244,913
Fidelity Freedom 2045 Fund	1,116,958	925,230
Fidelity Freedom 2050 Fund	707,270	688,025
	$150,963,054	$239,338,277

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested in accordance with the terms of the Plan.

6. Fair Value

The following tables present certain information for the Plan's investments that are measured at fair value at December 31, 2010 and 2009:

	2010			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 1,402	$ -	$ -	$ 1,402
Mutual funds	1,214,620,989		-	1,214,620,989
MIP II	-	313,803,650	-	313,803,650
Company Stock	119,965,269	-	-	119,965,269
	$1,334,587,660	$313,803,650	$ -	$1,648,391,310

	2009			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 4,618	$ -	$ -	$ 4,618
Mutual funds	1,031,756,106	-	-	1,031,756,106
MIP II	-	322,098,390	-	322,098,390
Company Stock	106,635,788	-	-	106,635,788
	$1,138,396,512	$322,098,390	$ -	$1,460,494,902

7. Tax Status

The Plan is a retirement plan satisfying the qualification requirements under Section 401(a) of the Code, and therefore is not subject to tax under present income tax laws. The Plan received a favorable determination letter dated June 22, 2005. An application for an updated determination letter was filed on February 1, 2010.

The Plan has been amended from time to time since receiving the determination letter. However, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code, and therefore remains exempt from taxation.

8. Party-In-Interest Transactions

Certain Plan investments are managed by the Trustee of the Plan, and certain of its affiliates, and, therefore, the investments qualify as party-in-interest transactions. Excluding fees from brokerage transactions, no fees were charged to the Plan by the Trustee for investment management services for the years ended December 31, 2010 and 2009.

One of the investment funds of the Plan invests exclusively in Company Stock. At December 31, 2010 and 2009, the Plan owned 2,619,329 and 2,723,775 shares of Company Stock, respectively, with corresponding year-end market values of $119,965,269 and $106,635,788, respectively.

Additionally, participants who are active employees may borrow from their accounts and such loans qualify as party-in-interest transactions.

9. Delinquent Participant Contributions

Certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the required time period, although the participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled $355,300 for 2010 and $127,300 for 2009. The Trustee computed the lost earnings to the participants and the participating companies subsequently remitted these lost earnings to the Plan. A portion of these contributions are included in employee contributions receivable at December 31, 2010 and 2009.

10. Subsequent Events

The Plan evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Omnicom Group Inc. Common Stock	2,619,329 shares. Employer security. Common stock. $.15 par value.	a	$119,965,269
*	Fidelity Managed Income Portfolio II	311,367,496 shares. Common/Collective Trust which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	313,803,650
*	Fidelity Contrafund	2,654,620 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	179,797,390
	PIMCO Total Return Fund - Institutional Class	14,197,223 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	154,039,867
*	Spartan 500 Index - Advantage Class	3,433,834 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	152,736,917
*	Fidelity Diversified International Fund	4,819,958 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	145,321,733
	Eaton Vance Large-Cap Value Fund Class 1	5,404,329 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	98,737,090
	Dreyfus Midcap Value Fund A	3,140,609 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	107,346,022
	Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	6,226,919 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	88,235,447

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	T. Rowe Price Institutional Large-Cap Core Growth Fund	4,029,080 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	55,158,107
*	Fidelity Low-Priced Stock Fund	826,128 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	31,706,782
	RS Partners Fund Class Y	482,132 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	16,059,813
	Neuberger Berman Socially Responsive Fund – Investor Class	227,745 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	5,800,672
*	Fidelity Freedom Income Fund	408,684 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	4,609,960
*	Fidelity Freedom 2000 Fund	264,488 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	3,157,990
*	Fidelity Freedom 2005 Fund	160,548 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	1,735,528
*	Fidelity Freedom 2010 Fund	548,582 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	7,455,233
*	Fidelity Freedom 2015 Fund	1,046,680 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	11,869,355

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity Freedom 2020 Fund	1,458,849 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	20,117,527
*	Fidelity Freedom 2025 Fund	2,016,106 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	23,225,543
*	Fidelity Freedom 2030 Fund	2,091,765 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	28,803,610
*	Fidelity Freedom 2035 Fund	2,366,610 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	27,145,013
*	Fidelity Freedom 2040 Fund	4,068,271 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	32,586,848
*	Fidelity Freedom 2045 Fund	1,260,064 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	11,958,010
*	Fidelity Freedom 2050 Fund	748,031 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	7,016,532
*	Cash Equivalents	Interest-bearing cash. There is no maturity date, rate of interest or collateral.	a	1,402
*	Participant Loans	Loans to participants with maturities through April 2035, interest rates ranging from 3.25% to 10.5%, collateralized by participants' vested account balances.	-	22,255,931
				$1,670,647,241

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2010
EIN: 13-1514814
Plan No. 004

	Total that Constitutes Non-Exempt Prohibited Transactions			
Participant Contributions and Loan Repayments Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP (Voluntary Fiduciary Correction Program)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$355,300	N/A	$355,300	N/A	N/A

During 2010, certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the required time period, although the participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled $355,300. The Trustee computed the lost earnings to the participants and the participating companies subsequently remitted these lost earnings to the Plan. A portion of these contributions are included in employee contributions receivable at December 31, 2010.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN



By: ____________________

Leslie Chiocco
Member of Administrative Committee
June 28, 2011

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-74591) of Omnicom Group Inc. of our report dated June 28, 2011, relating to the financial statements and supplemental schedules of the Omnicom Group Retirement Savings Plan appearing in this Annual Report on Form 11-K.

O'Connor Davies Munns & Dobbins, LLP

Harrison, New York
June 28, 2011